November 8, 2019

Ms. Angela Lumley

Mr. Rufus Decker

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Syneos Health, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed March 18, 2019

File No. 001-36730

Dear Ms. Lumley and Mr. Decker:

Syneos Health, Inc. (the “Company”, “we”, or “our”) is pleased to respond to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on Tuesday, October 29, 2019 (the “Comment Letter”) related to the Company’s Form 10-K for the fiscal year ended December 31, 2018, filed with the Commission on March 18, 2019 (File No. 001-36730). In this letter, we have referred to the Staff’s comment in bold and have followed it with the Company’s response to the Staff.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 1. Business

Customers, page 14

1.

You disclose that one customer accounted for 11% of your 2018 revenues. Please provide the disclosures required by Item 101(c)(1)(vii) of Regulation S-K. Alternatively, tell us in detail how you concluded the loss of this customer would not have a material adverse effect given that, on page 28, you state, “If any large customer decreases or terminates its relationship with us, our business, financial condition, results of operations or cash flows could be materially adversely affected.”

Company Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in light of the instruction in Item 101(c)(1)(vii) of Regulation S-K that a group of customers under common control or customers that are affiliates of each other shall be regarded as a single customer, the Company disclosed that one of the Company’s customers exceeded 10% of the Company’s service revenue for the year ended December 31, 2018 (the “Customer”).

However, the Company respectfully informs the Staff that at the time of filing our Form 10-K for the year ended December 31, 2018, the Company had approximately 100 active projects with the Customer spanning both the Clinical Solutions segment and the Commercial Solutions segment. Each of these active projects represents an independent spending decision by the Customer and its representatives, and whether each such project continues or is terminated is based on the facts and circumstances of the individual project. Therefore, as a general matter, we do not believe that the loss of any individual project would impact the status of any other project. Moreover, we do not view the Customer as a credit risk and note that the Company’s projects with the Customer involve more than 7 different entities affiliated with the Customer.

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The Company further notes that most of our revenue from the Customer was related to the Company’s contract research organization (“CRO”) services. Given the nature of CRO services, even if the Customer terminated a CRO project, as a result of patient care obligations that project would ramp down over time, and the associated revenue would likewise decline over time, rather than be eliminated immediately.

As a result of the foregoing considerations, the Company concluded that the loss of the Customer would not have a material adverse effect on the Company and its subsidiaries taken as a whole and that therefore disclosure of the Customer’s name was not required in the Company’s Annual Report on Form 10-K for the year ended December 31, 2018.

The Company believes that this conclusion is not inconsistent with its risk factor disclosure that “If any large customer decreases or terminates its relationship with us, our business, financial condition, results of operations or cash flows could be materially adversely affected (emphasis added).” Item 101(c)(1)(vii) of Regulation S-K requires the Company to disclose the name of a customer if the loss of the customer would have a material adverse effect on the Company. In contrast, the Company’s risk factor disclosure is intended to alert investors that it is possible under particular facts and circumstances that the loss of a large customer could have a material adverse effect on the Company’s business and is therefore a risk of which investors should be aware. In the specific case of the Customer, however, the Company does not believe that the loss of the Customer would have a material adverse effect on the Company for the reasons indicated above.

In future filings, the Company will provide the disclosures required by Item 101(c)(1)(vii) of Regulation S-K, including the name of any customer, and such customer’s relationship, if any, with the Company or its subsidiaries, that provided revenue in an aggregate amount equal to 10 percent or more of the Company’s consolidated revenues if the loss of such customer would have a material adverse effect on the Company and its subsidiaries taken as a whole.

If you have any questions or further comments, please contact me by email at Jason.Meggs@syneoshealth.com or by phone at (919) 334-3540.

Sincerely,

/s/ Jason Meggs
Jason Meggs
Chief Financial Officer
Syneos Health, Inc.

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